Exhibit 99.1

January 2025 I Nasdaq: MDWD Next - Generation Enzymatic Therapeutics for Non - Surgical Tissue Repair

2 Cautionary Note Regarding Forward - Looking Statements This presentation contains “ forward - looking statements ” within the meaning of the Private Securities Litigation Reform Act and other securities laws, including but not limited to the statements related to the commercial potential of our products and product candidates, the anticipated development progress of our products and product candidates, and our expected cash runaway . In some cases, you can identify forward - looking statements by terminology such as “ believe, ” “ may, ” “ estimate, ” “ continue, ” “ anticipate, ” “ intend, ” “ should, ” “ plan, ” “ expect, ” “ predict, ” “ potential, ” or the negative of these terms or other similar expressions . Forward - looking statements are not historical facts, and are based upon management ’ s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain . Such expectations, beliefs and projections are expressed in good faith . However, there can be no assurance that management ’ s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward - looking statements . Important factors that could cause such differences include, but are not limited to the uncertain, lengthy and expensive nature of the product development process ; market acceptance of our products and product candidates ; the timing and conduct of our studies of our product candidates ; our ability to obtain marketing approval of our products and product candidates in the U . S . or other markets ; our expectations regarding future growth, including our ability to develop new products ; risks related to our contracts with BARDA ; our ability to maintain adequate protection of our intellectual property ; competition risks ; and the need for additional financing . These and other significant factors are discussed in greater detail in MediWound ’ s annual report on Form 20 - F for the year ended December 31 , 2023 , filed with the Securities and Exchange Commission ( “ SEC ” ) on March 21 , 2024 , and other filings with the SEC from time - to - time . These forward - looking statements reflect MediWound ’ s current views as of the date hereof and MediWound undertakes, and specifically disclaims, any obligation to update any of these forward - looking statements to reflect a change in their respective views or events or circumstances that occur after the date of this release except as required by law Certain studies and data presented herein have been conducted for us by other entities as indicated where relevant . Intellectual property, including patents, copyrights or trade secret displayed in this presentation, whether registered or unregistered, are the intellectual property rights of MediWound . MediWound's name and logo and other MediWound product names, slogans and logos referenced in this presentation are trademarks of MediWound Ltd . and/or its subsidiaries, registered in the U . S . A . , EU member states and Israel . NexoBrid development has been supported in whole or in part with federal funds from the U . S . Department of Health and Human Services ; Administration for Strategic Preparedness and Response ; Biomedical Advanced Research and Development Authority (BARDA), under contract HHSO 100201500035 C . This contract provided funding and technical support for the pivotal U . S . Phase 3 clinical study (DETECT), the randomized, controlled pivotal clinical trial for use in the pediatric population (CIDS), the marketing approval registration process for NexoBrid as well as its procurement and availability under the expanded access treatment protocol (NEXT) . Additional projects for evaluation of NexoBrid funded under the BARDA contract include establishment of a pre - emergency use data package and development of the health economic model to evaluate the cost savings impact to enable market adoption in the United States . We maintain our books and records in U . S . dollars and report under IFRS . Our revenue expectations for the full - year ended 2024 , as well as our estimates concerning cash as of December 31 , 2024 , are preliminary, unaudited and are subject to change based on the completion of ongoing internal control, review, and audit procedures . As a result, these amounts may differ materially from the amounts that will be reflected in the Company ’ s consolidated financial statements for the year ended December 31 , 2024 . Accordingly, you should not place undue reliance on this preliminary estimate .

MediWound - Company Highlights

Validated enzymatic technology platform

14 successful clinical trials

120+ peer-reviewed publications

Key approvals: FDA/EMA/JPN

Diversified portfolio

NexoBrid® - Eschar removal for severe burns

EscharEx® - Debridement of chronic wounds[1]

Significant commercial opportunity

NexoBrid® - 2024 revenue of **$20M**

EscharEx® - Targets a **$2.5B U.S. market**[2]
Challenges a $375M+ dominant product

Strategic global collaborations

Vericel, Mölnlycke, Kaken, MiMedx, BARDA, EIC, DoD, PolyMedics, Mankind, Solventum

Solid balance sheet with strong investor base

Cash of $44M[3]
Runway through profitability

cGMP certified sterile manufacturing facility

6x scale-up to support global demand to be fully operational by YE 2025

1. Investigational drug **2.** Primary Research, Alira Health analysis (2025) **3.** As of December 31, 2024 (does not include EIC funding)

MediWound 3

Proprietary IP protected manufacturing process 4 Core Platform - Enzymatic Technology Pineapple stem harvest Protein extraction Purification, enrichment, stabilization Healthy skin Damaged skin Complex mixture of enzymes Rapid removal of non - viable tissue without surgery Post application Complex mixture of proteolytic enzymes

Multi-Billion Dollar Portfolio

Commercial



NexoBrid®
Disruptive therapy for burn care

Indication: Eschar removal in deep-partial and full thickness burns

Classification: Orphan biological drug

Target users: Hospitalized patients

Status: US/EU/JP approved for adult and pediatric patients

TAM[1,2] (U.S.): **$300M**

Pipeline


Powder
EscharEx

EscharEx®
Next-Gen enzymatic therapy for wound care[3]

Targeted indication: Debridement of chronic/hard-to-heal wounds

Classification: Biological drug

Target users: Patients in all wound care settings

Development status: Phase 3 VLU[4], Phase 2/3 DFU[5]

TAM[6] (U.S.): **$2.5B**

1. TAM - targeted addressable market **2.** ~90% of eligible patients require eschar removal; assumes NexoBrid average price of ~$9,000 per patient
3. Investigational drug **4.** Venous Leg Ulcers **5.** Diabetic Foot Ulcers **6.** Primary Research, Alira Health analysis (2025)

MediWound 5

6 Product Pipeline 1 . U.S. Department of Defense 2 . Proof of Concept 3 . European Innovation Council Development Phase 1 Phase 2 Phase 3 Registration Marketed Indication Adult burn eschar removal Pediatric burn eschar removal Battlefield burn eschar removal Blast injury treatment VLU debridement DFU debridement Post - traumatic wound debridement EscharEx ® DoD 1 funded POC 2 Approved Approved Collaborations: Collaborations: P 2 / 3 preparations underway; EIC 3 funded P 2 study completed P 3 to initiate Q 1 2025

Value Creating Milestones

	2024	2025	2026
EscharEx®	Phase 2 positive results ✓ Strategic collaborations ✓	**VLU Phase 3 initiation** Head-to-Head study vs. collagenase DFU protocol discussions with FDA/EMA	PK study Human Factor study DFU Phase 2/3 initiation **VLU Phase 3 interim** **VLU Phase 3 last patient out**
NexoBrid®	**U.S. launch** ✓ FDA pediatric extension ✓	U.S. facility: BARDA-funded planning and design EU governmental collaborations **Scale-up submission FDA/EMA** Battlefield facility construction	**NexoBrid capacity increase** Battlefield IND submission

MediWound 7

Financial Highlights

BALANCE SHEET

$44M in cash[1]

No debt

€16.25M funding from EIC

REVENUE

2024 revenue of **$20M**
NexoBrid® is profitable

Scale-up will potentially increase gross margin to **65%**

$115M+ received from BARDA
$15M funded by DoD

EQUITY

Outstanding shares: 10.8M
Fully diluted: 14.8M

Nasdaq | MDWD

ANALYSTS:

- Josh Jennings, MD - Cowen
- Francois Brisebois - Oppenheimer
- Swayampakula Ramakanth, PhD - HCW
- Jason McCarthy, PhD - Maxim

1. As of December 31, 2024 (does not reflect the EIC funding)

MediWound 8

Early, effective and selective non - surgical eschar removal for severe burns Validated & commercialized Approved in 40 + countries including US, EU, JP; 14,000 + patients treated to date ( 8.8 % concentration)

1 . Edmondson et al., 2018 ; Burns 2 . Gurfinkel et al., 2010 ; Can J Plast Surg 10 First Step in Burn Care - Eschar Removal Removal of non - viable tissue is critical for wound healing Loss of healthy tissue and blood Surgical removal of eschar is traumatic & non - selective 1,2 Prevents infection and sepsis Eschar Requires surgical team, operating room Challenging in delicate areas Stops deterioration and scarring Reveals tissue for medical evaluation

Indication: Eschar removal of deep partial - thickness and/or full - thickness thermal burns Commercial availability : US (Vericel), Japan (Kaken), Europe (direct, and PMI), India (Mankind) Government support: $ 115 M+ received from BARDA & DoD Contracts 11 Non - Surgical, Simple, Selective, Effective ▪ Easy - to - use ▪ Topical application at patient ’ s bedside ▪ Removes eschar within 4 hours ▪ Preserves viable tissue ▪ Enables visual medical assessment ▪ Reduces need for surgery ▪ Reduces blood loss ▪ Improves patient outcomes (scar quality and function)

1 . Shoham et al. 2023 ; Journal of Burn care & Research 2 . Pediatric Phase 3 (CIDS), EU Phase 3 , Expanded Access Protocol (NEXT) 3 . Shoham et al. 2023 ; IWJ 12 Phase 3 Studies Demonstrate Superiority 1 Consistent across various studies 2 and post - marketing data 3 Safe and well - tolerated Improved scarring and comparable wound closure 14 ml 814.51 ml NexoBrid N=75 SOC N=75 4% 72 % NexoBrid N=75 SOC N=75 93.3% 4.0 % NexoBrid N= 75 Gel Vehicle N= 25 Incidence of complete eschar removal P< 0.0001 Time to complete eschar removal (days) P< 0.0001 NexoBrid N= 75 SOC N= 75 1.0 0.5 0.0 0 10 20 30 40 Incidence of surgical eschar removal P < 0.0001 Blood loss P< 0.0001 NexoBrid ® SOC NexoBrid ® SOC NexoBrid ® Placebo NexoBrid ® SOC 815 ml [N= 100 (75,25)] [N= 150 (75,75)] [N= 150 (75,75)] [N= 150 (75,75)]

0.0 5.0 10.0 15.0 20.0 25.0 30.0 35.0 40.0 2024 2025 2026 2027 BARDA/DoD/Other Prouct 1 . Global demand exceeds current manufacturing capability 3 X 2 . Subject to regulatory approvals 3 . Variability driven by development services revenue 13 Growth Supported by Facility Scale - Up 1 2026 2025 2024 2023 Planning and Initiation Construction FDA/ EMA Submissions X Capacity 6 1 Increase Full manufacturing capacity anticipated in 2025 / 6 NexoBrid ® target revenue ($M) (E) (E) 34 - 38 2 30 - 33 2 24 - 26 2 US EU (E) 20

Superior to SOC - aims to set a new bar for efficacy $ 2.5 B TAM opportunity De - risked - validated technology and successful Phase 2 trials Next - Generation Enzymatic Debridement Candidate for Chronic Wounds ( 5 % concentration)

EscharEx® Targets **Lower Extremity Chronic Ulcers**

VLU Venous Leg Ulcers



Underlying pathology - Chronic venous insufficiency

Affects - Lower leg or ankle

Ulcer characteristics - Large, shallow ulcers; moderate/severe pain

Prevalence – 2% of population age 65+
1.5M+ new cases annually (US)[1]

Complications - Infection, pain, disability

Societal impact - Substantial healthcare burden, low QoL

Management - Debridement, wound bed preparation, compression therapy, control inflammation and infection, promote healing

DFU Diabetic Foot Ulcers



Underlying pathology - Diabetes (Type I/II)

Affects - Mostly bottom of the foot

Ulcer characteristics - Small, deep ulcers; varying pain levels

Prevalence - 25-34% of diabetics develop DFU in their lifetime
2.2M+ new cases annually (US)[1]

Complications - Infection, sepsis, amputation, death

Societal impact - Substantial healthcare burden, low QoL

Management - Debridement, wound bed preparation, offload pressure, moist wound healing, control inflammation and infection, promote healing

1. Primary Research, Alira Health analysis (2025)

EscharEx® Debridement is a critical first step towards healing in both VLU and DFU

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Modalities by efficacy and complexity Modalities by ulcer type (U.S.) 1 Efficacy Trained Specialist Untrained HCP/ Nurses Ultrasonic Biological Sharp Current Enzymatic Autolytic 1 . Primary Research, Alira Health analysis (2025) 16 Chronic Ulcers: Current Debridement Treatments are Sub - Optimal Surgical EscharEx ® 64% 45% 5% 6% 10% 11% 1% 1% 3% 9% 7% 5% 3% 4% 3% 15% 2% 3% 0% 20% 40% 60% 80% 100% DFU VLU Other Mechanical Only Non-sharp Combo (without Enzymatic) Sharp + Autolytic Autolytic only Non-sharp Combo (with Enzymatic) Sharp + Enzymatic Enzymatic only Sharp Only

Indication: Rapid debridement and promotion of healthy granulation tissue (WBP) in chronic and hard - to - heal wounds 1,2 Status : Investigational drug 17 Eschar Ex ® Enzymatic Debridement within Days ▪ Debrides chronic ulcers within 4 - 8 daily administrations ▪ Easy - to - use topical application ▪ Designed for all patient settings ▪ Reduces bacteria and biofilm ▪ Promotes granulation tissue ▪ Aligns with treatment workflows & reimbursement landscape VLU Venous Leg Ulcers DFU Diabetic Foot Ulcer 1 . Wound bed preparation (WBP) = complete debridement + complete granulation 2 . Snyder et al. 2025 ; Wounds Journal

1 . Shoham et al. 2024 ; LANCET ’ s eClinicalMedicine 2 . Snyder et al. 2023 ; Wounds Journal 3 . Shoham et al. 2021 ; Wound Rep Reg 18 Robust and Consistent Results in Three Phase 2 Studies SCREENING DAILY WEEKLY NON - SURGICAL SOC FOLLOWUP PharmEx 2 VLU, DFU EscharEx n= 12 MW - EX 01 3 VLU, DFU, Traumatic EscharEx n= 73 Placebo n= 38 ChronEx 1 VLU EscharEx n= 46 Placebo n= 43 SOC n= 30 RANDOMIZATION ✓ Debridement ✓ Wound Bed Preparation ✓ Debridement ✓ Wound Bed Preparation ✓ Wound size reduction ✓ Biofilm disruption ✓ Bacterial load reduction ✓ Debridement ✓ Wound size reduction 2 w 14 w

63% 30% 13% 1 . Shoham et al. 2024 ; LANCET ’ s eClinicalMedicine 2 . Snyder et al. 2023 ; Wounds Journal; Shoham et al. 2021 ; Wound Rep Reg 19 ChronEx Phase 2 Study 1 - Endpoints Significantly Met No safety issues observed; efficacy results consistent with previous Phase 2 studies 2 EscharEx is superior to placebo and non - surgical SOC (NSSOC) EscharEx ® Placebo n = 46 n = 43 EscharEx: 9 days vs. NSSOC/placebo: 59 / 63 days Time to complete debridement % Patients P = 0.004 NSSOC n = 30 Complete debridement within 2 weeks (primary endpoint) P = 0.004 P < 0.001 P = 0.016

Time to WBP Incidence of WBP 1 . Shoham et al. 2024 ; LANCET ’ s eClinicalMedicine 2 . Hazard Ratio 20 ChronEx Phase 2 Study 1 - Rapid Wound Bed Preparation Achieved 50% 25% 10 % EscharEx N = 23 Gel Vehicle N = 11 NSSOC N = 3 Study suggests that faster wound bed preparation increases the probability of wound closure WBP & Healing Subjects reaching WBP are 4.1 X more likely to achieve wound closure (p = 0.0004 ) Significant correlation of WBP vs. time to wound closure. HR 2 of 11.96 (p < 0.0001 ) EscharEx ® n = 23 Placebo n= 11 NSSOC n = 3 EscharEx 11 days vs. placebo 85 days EscharEx is superior to placebo and NSSOC P = 0.01 P < 0.001 P = 0.004 P = 0.011

1 . Snyder et al., 2023 ; Wounds Journal 2 . The PharmEx trial included VLU and DFU patients 21 PharmEx Phase 2 Study - Surpassing Traditional Debridement Reduction in wound size, biofilm and bacterial burden 2 35 % Wound size reduced by end of two - week follow - up 65 % Bioburden reduction by end of treatment Complete debridement within 8 applications 70 % Biofilm reduced for patients positive at baseline 100%

1 . The comparison presented represent cross - trial comparison 2 . OW Primary Research 3 . Lantis JC and Gordon I., 2017 ; Wounds 4 . Patry et al., 2017 5 . Snyder et al., 2023 ; Wounds 6 . SOC in the Phase 2 trial included SANTYL ® 7 . Based on the data to date 8 . SANTYL ® PI 22 EscharEx ® Well - Positioned to Become Market Leader 1 EscharEx ® SANTYL ® Investigational drug Ͳ Phase 3 expected to begin in 1 Q 2025 Mixture of enzymes; m ultiple targets of action Debridement, promotion of granulation, reduction of biofilm & bacteria 5,7 1 - 2 weeks , daily; Monotherapy Controlled Phase 2 trials; significant superiority over hydrogel & SOC 6 Demonstrated to be safe and well - tolerated 7 Approved in the 1960 s; $ 375 M+ annual revenues (2023) Existing reimbursement code 2 Collagenase; s ingle target of action Debridement 8 4 - 8 + weeks , daily; typically coupled with sharp debridement 3 “ There is a lack of RCTs with adequate methodological quality ” 4 Demonstrated to be safe and well - tolerated

1 . Post - hoc data from the ChronEx Phase 2 study 2 . Comparable incidence of adverse wound reactions identified 23 EscharEx ® vs. SANTYL ® Head - to - Head Data 1 Consistent results in pediatric Phase 3 study, EU Phase 3 study and post marketing data 2 Patie nt - rep orted pain 2 Incidence of complete debridement in 2 weeks p= 0.001 Time to achieve WBP p= 0.014 Time to wound closure p= 0.05

Safety: Safety & tolerability | ECG | Change in pain | Wound infection rates | Immunogenicity Research collaborations with Solventum , Mölnlycke and MIMEDX 24 EscharEx ® VALUE Phase 3 Study in VLU Patients STUDY OBJECTIVES To assess safety and efficacy of EscharEx compared to placebo in VLU patients A global (US, EU, ROW), randomized, double blind, adaptive design study in VLU patients STUDY DESIGN Co - primary : Incidence of complete debridement Incidence of complete wound closure Secondary: Incidence of 100 % granulation tissue Time to complete debridement Time to complete wound closure Change in wound area ENDPOINTS Two arms: EscharEx vs. placebo, 1:1 ratio Sample size: 216 VLU patients Study design: • Daily treatment: Up to 8 applications over 2 weeks, followed by 10 weeks of standardized wound management • Active wound closure (CTP/ autograft) for patients reaching WBP • 12 weeks durability follow - up for patients that reached wound closure Pre - defined interim assessment: Conducted after 67 % of patients completed the initial 12 - week period

EscharEx® Planned **Phase 2/3 Study in DFU Patients**

STUDY OBJECTIVES[1]

To assess safety and efficacy of EscharEx compared to placebo in patients with DFU

1. Subject to agreements with FDA/EMA

STUDY DESIGN

A global (US, EU, ROW), randomized, double blind, adaptive design study in patients with DFUs

Three arms: EscharEx, placebo and SOC (SOC will be dropped early in the study)

Sample size: 240 DFU patients

Study design:

- Daily treatment: Up to 8 applications over 2 weeks, followed by 10 weeks of standardized wound management
- Active wound closure (CTP/ autograft) for patients reaching WBP
- 12 weeks durability follow-up for patients reaching wound closure

Pre-defined interim assessment

ENDPOINTS

Co-primary:

Incidence of complete debridement

Incidence of complete wound closure

Secondary:

Incidence of 100% granulation tissue

Time to complete debridement

Time to complete wound closure

Change in wound area

Safety:

Safety & tolerability | ECG | Change in pain | Wound infection rates | Immunogenicity

EscharEx® €16.25M funding from the European Innovation Council accelerator

MediWound 25

EscharEx draws share across all debridement modalities 6 18% 30 % EscharEx SANTYL 1 . Alira Health analysis (2025) 2 . Qualitative (N= 21 ), quantitative (N= 96 ) across all care settings, HCPs and payors 3 . Skilled Nursing Facilities/Long - Term Care 4 . Home Health Agencies 5 . Wound Care Centers 6 . VLUs and DFUs 26 Primary Research Shows EscharEx Transforms Market 1 All care settings report 2 strong drivers for adoption Reduced treatment duration Accelerated wound healing Accelerated debridement Reimbursement maximization Ease of use Reduction readmission risk 5 4 3

1 . Primary research, Alira Health analysis (2025). 2 . Secondary research . 3 . Peak projected revenues occur at 5 Y/ 4 Y post launch of VLU/DFU, respectively 27 $ 725 M Projected Peak Sales in $ 2.5 B TAM in U.S. 1 DFU & VLU d ebridement patients Percent of patients undergoing debridement quantified through survey and refined via qualitative interviews: 7 2% ( 76 % of DFU, 68 % of VLU) DFU & VLU prevalence Estimated 2028 total patient population 2 2.42 M DFU and 1.68 M VLU , ( 4.10 M total) 2028 Total Addressable Market for Enzymatic Debridement Based on average treatment cost of $ 851 per patient , resulting in a TAM of $ 2.5 B ~ 4.10 M DFU: 2.42 M VLU: 1.68 M ~ 2.98 M DFU: 1.84 M VLU: 1.14 M ~$ 2.5 B DFU: ~$ 1.5 B VLU:~$ 1.0 B ~$ 725 M DFU: ~$ 450 M VLU:~$ 275 M Estimated Peak Sales of EscharEx in 2033 3 Peak projected revenue for EscharEx : $ 725 M , based on estimated 22.3 % conversion rate across all current debridement techniques.

28 Highly Experienced Leadership Team Ofer Gonen CEO Dr. Ety Klinger Chief R&D Officer Nachum (Homi) Shamir Chairman Dr. Robert J. Snyder CMO Barry Wolfenson EVP Strategy & Corp Dev. Hani Luxenburg CFO Dr. Shmulik Hess COO & CCO

NexoBrid U.S. launch 29 Strategic Timeline 2027 - 8 2024 2025 2026 EscharEx VLU Phase Interim assessment; Last patient out $ 25 M PIPE + € 16.25 M EIC funding EscharEx VLU Phase execution NexoBrid $ 24 - 26 M revenue EscharEx vs. collagenase Head - to - Head study EscharEx FDA approval $ 75 M+ revenue with contribution from EscharEx U.S. based manufacturing facility Mölnlycke strategic collaboration EscharEx DFU Phase 2 / 3 initiation NexoBrid $ 30 - 33 M revenue BARDA/DoD Partnerships 6 X facility scale - up completion Positive cashflow